Exhibit (h)(xii)
Schroder Investment Management North America Inc.
875 Third Avenue, 22nd Floor, New York, NY 10022-6225
September __, 2010
Schroder Global Series Trust
875 Third Avenue, 22nd Floor
New York, NY 10022
Re: Fee Waivers and Expense Reimbursements
Dear Ladies and Gentlemen:
This is to inform you that we hereby agree, until October 29, 2011, to pay or reimburse the applicable fund to the extent that the total annual fund operating expenses of such fund (other than acquired fund fees and expenses, interest, taxes and extraordinary expenses) allocable to such fund’s Institutional Shares exceed the following annual rates (based on the average daily net assets attributable to each share class of the applicable fund taken separately):

Institutional Shares
Schroder QEP Global Value Fund	0.70%
Schroder QEP Global Quality Fund	0.70%
Sincerely,
Schroder Investment Management North America Inc.

By:
Name:	Mark A. Hemenetz
Title:	President and Principal Executive Officer